FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            Report of Foreign Issuer



                    Pursuant to Rule 13a - 16 or 15d - 16 of

                       the Securities Exchange Act of 1934



                           For the month of March 2005
                                  04 March 2005


                       BRITISH SKY BROADCASTING GROUP PLC
                              (Name of Registrant)



                Grant Way, Isleworth, Middlesex, TW7 5QD England
                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F


                    Form 20-F X            Form 40-F



Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934


                    Yes                    No X



If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable



                                 EXHIBIT INDEX


                                    Exhibit


EXHIBIT NO.1    Press release of British Sky Broadcasting Group plc
                announcing Repurchase of Shares released on 04 March 2005




4 March 2005

British Sky Broadcasting Group PLC - Repurchase of shares

British Sky Broadcasting Group PLC ("BSkyB") announces that

        * on 15 February 2005 it purchased for cancellation 1,500,000 ordinary shares of BSkyB at a price of 588.16p per share.

        * on 16 February 2005 it purchased for cancellation 1,000,000 ordinary shares of BSkyB at a price of 588.69p per share.

        * on 17 February 2005 it purchased for cancellation 2,000,000 ordinary shares of BSkyB at a price of 582.94p per share.

        * on 18 February 2005 it purchased for cancellation 1,000,000 ordinary shares of BSkyB at a price of 578.05p per share.

        * on 22 February 2005 it purchased for cancellation 1,500,000 ordinary shares of BSkyB at a price of 570.73p per share.

        * on 25 February 2005 it purchased for cancellation 500,000 ordinary shares of BSkyB at a price of 567.82p per share.

        * on 28 February 2005 it purchased for cancellation 1,000,000 ordinary shares of BSkyB at a price of 568.64p per share.

        * on 2 March 2005 it purchased for cancellation 500,000 ordinary shares of BSkyB at a price of 568.43p per share.

        * on 3 March 2005 it purchased for cancellation 1,000,000 ordinary shares of BSkyB at a price of 573.7538p per share.

Upon the cancellation of these shares the number of ordinary shares in issue will be 1,894,990,336.

ENDS


                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         BRITISH SKY BROADCASTING GROUP PLC


Date: 04 March 2005                      By: /s/ Dave Gormley
                                             Dave Gormley
                                             Company Secretary